                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                   INTERNATIONAL AIRLINE SUPPORT GROUP, INC.
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                                (Name of Issuer)


                      Common Stock, par value $.001 per share
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                         (Title of Class of Securities)


                                   458865201
                     ------------------------------------
                                 (CUSIP Number)


                              W. Robert Ramsdell
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                               474 Paseo Miramar
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                         Pacific Palisades, CA  90272
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                                (310) 459-5617
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)


                                   Copy to:

                                 Laura E. Henry
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                     Paul, Hastings, Janofsky & Walker LLP
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                            555 South Flower Street
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                          Los Angeles, CA  90017-2371
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                                (213) 683-6265
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                              December 31, 1997
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D


-----------------------
  CUSIP No. 458865201
-----------------------

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      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      W. ROBERT RAMSDELL

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS
 4
      PF
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      UNITED STATES

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                          SOLE VOTING POWER
                     7
     NUMBER OF            131,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             131,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      131,000

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.3%

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      TYPE OF REPORTING PERSON
14
      IN

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

ITEM 1.     SECURITY AND ISSUER.

  This Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of International Airline Support Group, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 8095 N.W. 64th Street, Miami, Florida 33166.

ITEM 2.     IDENTITY AND BACKGROUND.

  This Schedule 13D is filed on behalf of W. Robert Ramsdell, an individual (the "Reporting Person"). The Reporting Person's address is 474 Paseo Miramar, Pacific Palisades, California 90272. The Reporting Person's principal occupation is an investor. The Reporting Person is a citizen of the United States.

  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor was the Reporting Person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  The responses to Item 5 are incorporated herein by this reference. The consideration for each such purchase referred to in Item 5 was the personal funds of the Reporting Person.

ITEM 4.     PURPOSE OF THE TRANSACTION.

  The Reporting Person has acquired the shares of Common Stock for investment purposes only. The Reporting Person may acquire additional shares of Common Stock, dispose of all or some of such shares from time to time, in each case in open market transactions, block sales or purchases or otherwise, or may continue to hold such shares.

  The Reporting Person does not currently have any plan or proposal that relates to or would result in any action enumerated in Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

  The Reporting Person beneficially owns 131,000 shares of Common Stock, or approximately 5.3% of the shares of Common Stock outstanding. This percentage is based on 2,463,095 shares of Common Stock outstanding as contained in the most recently available filing with the Securities and Exchange Commission by the Issuer. The Reporting Person has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 131,000 shares of Common Stock.

  The transactions in the shares of Common Stock that were effected during the past 60 days by the Reporting Person each involved the acquisition of the shares of Common Stock on the open market as follows:

Date of Purchase       Amount of Shares   Price Per Share   Purchase Price
--------------------   ----------------   ---------------   --------------
December 12, 1997                 5,000             $6.00       $30,150.00
December 19, 1997                 4,000             $6.50       $26,120.00
December 22, 1997                 1,000             $6.94       $ 6,967.00
December 29, 1997                 5,000             $6.62       $33,277.50
December 31, 1997                 5,000             $6.75       $33,902.50
January 2, 1998                   1,000             $7.62       $ 7,655.00
January 8, 1998                   2,500             $7.00       $17,575.00

  The Reporting Person became the beneficial owner of more than five percent of the outstanding Common Stock on December 31, 1997.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

  The Reporting Person has no contracts, arrangements, understandings or relations (legal or otherwise) with any person with respect to the Common Stock.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

  None.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 5, 1998

                             /s/ W. Robert Ramsdell
                            ----------------------------------------------------
                                 W. Robert Ramsdell